AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                        ONE CORPORATE DRIVE, P.O. BOX 883
                         SHELTON, CONNECTICUT 06484-0883

                  ENDORSEMENT - REQUIRED MINIMUM DISTRIBUTIONS

This Endorsement is made a part of the Annuity to which it is attached. It is effective on the date such Annuity is effective.

The Annuity to which this Endorsement is attached is hereby amended, at your request, so that it may qualify as an Individual Retirement Annuity ("IRA") under Section 408 of the Internal Revenue Code, as amended (the "Code"), a tax sheltered annuity under Section 403(b) of the Code, a qualified retirement plan under Section 401(a) of the Code, or any other type of retirement plan that is subject to Required Distributions under Section 401(a)(9) of the Code ("Required Minimum Distribution Rules"). The purpose of this Endorsement is to ensure that payments under the Annuity will satisfy the Required Minimum Distribution rules. If the terms of the Annuity and those of this Endorsement conflict, the provisions of the Endorsement shall control. We may amend your Annuity or this Endorsement to comply with the tax requirements associated with the Required Minimum Distribution rules. Your consent to any such changes will be sought only if required by the state in which your Annuity was delivered. Should you not consent to such changes, your payments may not satisfy the Required Minimum Distribution Rules.

The provision of the Annuity entitled "Annuity Payments and Benefits on and after the Annuity Date" is amended by the addition of the following section:

PAYMENTS NEEDED TO MEET REQUIRED MINIMUM DISTRIBUTION RULES: If required by law or regulation, once each calendar year, we will determine whether an additional amount is payable. We do this so that the Annuity may satisfy the Required Minimum Distribution Rules pursuant to Section 401(a)(9) of the Code, and the regulations pursuant thereto. We will make any elections or assumptions necessary under the Required Minimum Distribution Rules, as we deem appropriate. If we determine that an additional amount is payable, the additional payment amount will be calculated based on the Contract Value. Units of the Contract Value will be redeemed to fund the additional payment amount. The Cash Value and the Schedule of Units will decrease in proportion to the number of Units redeemed.

You may be able to satisfy the Required Minimum Distribution Rules by receiving a distribution from one account or annuity that is equal to the amount required to satisfy the Required Minimum Distribution Rules for two or more accounts or annuities including this Annuity. However, we calculate Required Minimum Distribution amounts based solely on the value of this Annuity. The Required Minimum Distribution amounts applicable to your particular situation may depend on other annuities, savings or investments of which we are unaware, so that the required amount may be greater than the Required Minimum Distribution amount we calculate based on the value of your Annuity. If you instruct us in writing that you will be satisfying the Required Minimum Distribution for this Annuity by receiving a distribution from another available source we will not make the additional payment amount described in this Endorsement.


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The sections of the Annuity entitled  "Requirements for Annuity Payments Payable to a Beneficiary" and "Lump Sum in Lieu of Annuity Payments to the Beneficiary" are hereby deleted and replaced by the following:

REQUIRED END OF THE INHERITANCE PERIOD: As of the Inheritance Date, the Inheritance Period may not extend beyond the "Required End Date," which is the last day of the initial Inheritance Period.

AMOUNTS PAYABLE TO A BENEFICIARY: No amounts are payable as Annuity Payments to a Beneficiary if the last surviving Annuitant dies on or after the Required End Date. The Beneficiary may only be paid the Cash Value as of the Inheritance Date in a lump sum.

If the last surviving Annuitant dies before the Required End Date and there is a non-zero Inheritance Period as of every Monthly Processing Date between the date of death and the Inheritance Date, the Beneficiary is eligible to receive Annuity Payments for the remainder of the Inheritance Period or to the Required End Date, if sooner. The Inheritance Period, if any, as of the Inheritance Date will be fixed and subsequently reduces by one each month.

In order to make Annuity Payments payable to a Beneficiary, we must receive at our Office: (a) your election of Annuity Payments prior to the Inheritance Date or, if no election was made, election of Annuity Payments by a Beneficiary; (b) due proof satisfactory to us In Writing of the death of all Annuitants; (c) the Annuity; and (d) all representations, In Writing, that we require or which are mandated by applicable law or regulation in relation to making payments to the Beneficiary, including any required in relation to tax withholding.

If the Beneficiary is eligible to receive Annuity Payments, the Beneficiary may elect to receive the Cash Value as of the Inheritance Date as a lump sum in lieu of those Annuity Payments if before the Inheritance Date you did not elect, In Writing, to prohibit such lump sum payment. All requirements that would otherwise apply for Annuity Payments payable for the benefit of a Beneficiary will apply before we pay a lump sum as an alternative.

The provision of the Annuity entitled "Your Rights" is replaced in its entirety with the following section:

YOUR RIGHTS: You may exercise the rights, options and privileges granted in this Annuity or permitted by us once this Annuity is issued. Your interest in the Annuity is nonforfeitable at all times. The Annuity is maintained for the exclusive benefit of you and any Beneficiary. You may not transfer or assign, as collateral or otherwise, the Annuity or any part thereof.

                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                    __________________________________
                                    President


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